Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Thermon Group Holdings, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-174039 and 333-249945) on Form S-8 and registration statements (Nos. 333-181831, 333-218848, and 333-240127) on Form S-3 of our reports dated May 27, 2021, with respect to the consolidated financial statements of Thermon Group Holdings, Inc. and the effectiveness of internal control over financial reporting as of March 31, 2021. Our report contains an explanatory paragraph related to Thermon Group Holdings, Inc.’s change in method of accounting for leases as of April 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

Austin, Texas
May 27, 2021